BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general that, on September 9, 2019, it came to its knowledge the receiving, by the Brazilian Ministry of Agriculture, Livestock, and Supply – MAPA, of the official communication from the General Administration of Customs of the People's Republic of China (GACC) regarding the authorization of 25 Brazilian plants to export to the Chinese market.

In case of BRF, 2 plants were authorized to export, being one of poultry and one of pork, both located in Lucas do Rio Verde – Mato Grosso (SIF Code 3515). The plants have a daily slaughtering capacity of approximately 300,000 birds and 5,000 heads of hogs, respectively.

With these new authorizations, the Company totals 9 plants authorized to export to China, of which 7 of poultry and 2 of pork.

The Company will keep its shareholders and the market in general duly informed about any other relevant development in relation to the subject hereby announced.

São Paulo, September 9, 2019.

Lorival Nogueira Luz Jr.

Global CEO,

Chief Financial and Investor Relations Officer (Interim)